Filed by Alexion Pharmaceuticals, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

Alexion Accepts Shares of Synageva BioPharma Corp. Tendered Into Exchange Offer

CHESHIRE, Conn.—June 22, 2015—Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN) announced today that it has accepted for exchange all 21,021,124 shares validly tendered into the previously announced exchange offer by a wholly owned subsidiary of Alexion to acquire all of the outstanding shares of Synageva BioPharma Corp. for the agreed consideration of $115.00 in cash and 0.6581 shares of Alexion common stock for each share of Synageva. The shares accepted represent approximately 56% of Synageva’s outstanding shares.

The exchange offer expired at midnight, 12:00 a.m., New York City time, at the end of June 19, 2015.

As previously announced, Alexion will acquire the remaining outstanding shares of Synageva’s common stock through a merger of Synageva with and into a direct wholly owned subsidiary of Alexion, which Alexion expects to complete prior to the opening of trading on NASDAQ Tuesday, June 23, 2015.

About Alexion

Alexion is a biopharmaceutical company focused on serving patients with severe and rare disorders through the innovation, development and commercialization of life-transforming therapeutic products. Alexion is the global leader in complement inhibition and has developed and markets Soliris® (eculizumab) as a treatment for patients with PNH and aHUS, two debilitating, ultra-rare and life-threatening disorders caused by chronic uncontrolled complement activation. Soliris is currently approved in nearly 50 countries for the treatment of PNH, and in nearly 40 countries for the treatment of aHUS. Alexion is evaluating other potential indications for Soliris in additional severe and rare disorders beyond PNH and aHUS, and is developing other highly innovative biotechnology product candidates across multiple therapeutic areas. This press release and further information about Alexion can be found at www.alexion.com.

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Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Alexion cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental, technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Alexion does not undertake any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the SEC on May 22, 2015, which materials have been amended and may be amended in the future.

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the “Registration Statement”), the prospectus filed pursuant to Rule 424(b)(3) on June 18, 2015 and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the “Schedule 14D-9”).

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Contacts

Alexion Pharmaceuticals, Inc.

Media

Irving Adler, 203-271-8210

Vice President, Corporate Communications

or

Kim Diamond, 203-439-9600

Executive Director, Corporate Communications

or

Investors

Elena Ridloff, CFA, 203-699-7722

Executive Director, Investor Relations